[Letterhead of Cahill Gordon & Reindel LLP]

October 22, 2009

Re:	XL Capital Ltd
Definitive Proxy Statement on Schedule 14A
(Filed March 9, 2009)

Dear Mr.  Pitko:

On behalf of and as counsel for XL Capital Ltd (“XL” or the “Company”), we are responding to your letter, dated October 8, 2009 (the “Comment Letter”), setting forth two additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Definitive Proxy Statement on Schedule 14A (File No. 001-10804), filed with the Commission on March 9, 2009.

For your convenience, we have reproduced each comment from the Comment Letter (in bold) immediately before the Company’s response.

The responses set forth below were prepared by the Company and provided to us.  Unless the context clearly indicates otherwise, any references to “we” or “us” throughout this response refer to XL.

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DEF 14A

Compensation, Discussion and Analysis Annual Incentives, page 21

1.
We note your response to Comment 2 and your statement that you intend to disclose objectives and weightings in the 2010 proxy statement to the extent they are quantifiable.  Please confirm that, in addition to the other items you have agreed to discuss, you will identify and discuss all objectives used to determine incentive compensation in your 2010 proxy statement, regardless of whether or not they are quantifiable.

In response to the Staff’s comment, the Company confirms that in addition to the other items it has agreed to discuss in its 2010 proxy statement it will also identify and discuss all objectives used to determine incentive compensation, regardless of whether or not they are quantifiable.

2009 Long-Term Cash Incentive Plan, page 25

2.
We note your response to comment 3 and the proposed disclosure you have provided.  Please revise your disclosure to include the actual combined ratio levels that will result in payout awards of 75%, 100%, and 175% of face value.

In response to the Staff’s comment, the Company confirms that it will include in its 2010 proxy statement the actual combined ratio levels that will result in payout awards of 75%, 100%, and 175% of face value.

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At the Staff’s request, the Company has acknowledged that:

•           the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•           Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

                •           the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that it has fully responded to your comments.  However, if you have any questions about any of the Company’s response to your comments or require further explanation, please do not hesitate to contact me at (212) 701-3323 or by email at  JSchuster@cahill.com or Dan Losito of XL at (203) 964-5422 or by email at Daniel.Losito@xlgroup.com.

Sincerely, /s/ John Schuster

Bryant J. Pitko
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4720
450 Fifth Street, N.W.
Washington, D.C.  20549

VIA EDGAR TRANSMISSION

cc:	Michael S. McGavick Brian W. Nocco Kirstin Gould Stephen J.H. Robb Lorraine Mandel Daniel Losito

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